

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

<u>Via E-mail to Kenneth H. Beer</u>
David H. Welch
President and Chief Executive Officer
Stone Energy Corporation
625 E. Kaliste Saloom Road
Lafayette, Louisiana 70508

> **Re: Stone Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 3, 2011**
> **File No. 1-12074**

Dear Mr. Welch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your statement on page 18 that you "routinely use hydraulic fracturing techniques in many of [y]our natural gas wells drilling and completion programs." We further note your disclosure at pages 7 and 18 in respect of potential legislation related to hydraulic fracturing. Please tell us, with a view towards disclosure:

- the location of your hydraulic fracturing activities;

- your acreage subject to hydraulic fracturing;

- the percentage of your reserves subject to hydraulic fracturing;

- the anticipated costs and funding associated with hydraulic fracturing activities; and

- whether there have been any incidents, citations, or suits related to your hydraulic fracturing operations for environmental concerns, and if so, what your response has been.

2. In regard to your hydraulic fracturing operations, please tell us what steps you have taken to minimize any potential environmental impact. For example, and without limitation, please explain if you:

- have steps in place to ensure that your drilling, casing, and cementing adhere to known best practices;

- monitor the rate and pressure of the fracturing treatment in real time for any abrupt change in rate or pressure;

- evaluate the environmental impact of additives to the hydraulic fracturing fluid; and

- minimize the use of water and/or dispose of it in a way that minimizes the impact to nearby surface water.

3. We note your disclosure at page 7 under the subheading "Hydraulic fracturing" that "[a]lthough [you] maintain pollution insurance to cover a portion of the costs of cleanup operations, public liability and physical damage, there is no assurance that such insurance will be adequate to cover all such costs or that such insurance will continue to be available in the future." We also note your general discussion of insurance on pages 14 and 15. Please clarify in your disclosure which insurance coverage would apply to hydraulic fracturing operations, particularly with respect to pollution liability and associated environmental remediation costs.

4. Please supplementally provide us with a report detailing all chemicals used in your hydraulic fracturing fluid formulation/mixture, in the volume/concentration and total amounts utilized, for representative wells in each basin where hydraulic fracturing is a method you use.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Parker Morrill at (202) 551-3696 or, in his absence, Norman von Holtzendorff at (202) 551-3237 with any other questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director